Exhibit 97

Cannell Capital LLC _____________

August 31, 2021

Ms. Mary Junck
Chairwoman
Lee Enterprises, Inc.
4600 E. 53rd Street
Davenport, IA 52807

Dear Mary,

Cannell Capital (“CC”), a beneficial owner of 6.84% of Lee Enterprises, Inc. (“LEE”) as of August 31, 2021, hereby amends its Schedule 13D filing.

After a near-fatal acquisition of the St. Louis Post-Dispatch for $1.46 billion in 2005, LEE's stock has declined 93%. We believe the board and management have become "gun shy" – lacking the vicissitude necessary to compete in today's digital environment. Defense and half-measures will not, and cannot, work in 2021.

LEE may have the best local content, but its delivery and user interfaces are dated, and legacy costs are too high.  The failure of the current board to recognize and take immediate and aggressive action is a large part of the justification for significant change. Anything short of a total commitment to creating the best digital experience for their readers is unacceptable to this owner.

Digital transition is inevitable. CC calls upon all owners to infuse the LEE board with more forward-thinking people to accomplish this mission and increase value for all shareholders.  Time is not an ally in the digital world. It is for these reasons we will vote against all incumbent directors and encourage other owners to do the same.

We have included two attachments: our thesis, which values Lee's current shares at $205 per share assuming (and a very important assumption) new stewardship, and a list of questions for LEE.

CC reiterates the morality and benevolent intent of LEE’s management and the BOD. Since July 2013, the stock has been flat, however. The market values LEE equity at 0.16 times sales versus at 6.25x and 3.75x for Politico and BuzzFeed, respectively. While perhaps not apples to apples, CC would argue these comparisons are lemons to limes. Regardless, the valuation gap is so great that if the stock does not appreciate materially then CC forecasts that a third party will move – collaboratively or rapaciously – to transfer the value from the current owners for their own exclusive benefit.

Sincerely,

/s/
J. Carlo Cannell
Managing Member
Cannell Capital LLC

Cc:         Steven Fletcher
Margaret (Megan) R. Liberman
Brent Magid
Herbert W. Moloney III
Kevin D. Mowbray
David Pearson
Gregory P. Schermer
C.D. Waterman III